Form N-SAR

Sub-Item 77D

Policies with Respect to Securities Investments

Janus Adaptive Global Allocation Fund

2-34393, 811-1879

Janus Adaptive Global Allocation Fund

New Policy:

The Fund may enter into short sales for hedging purposes, to increase or decrease the Fund’s credit exposure, or to manage the Fund’s risk profile. The Fund may implement short positions through derivatives such as options, swaps, forwards, and futures contracts.